

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-Mail
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re:** **Sonasoft Corp.**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed October 16, 2013**
> **File No. 024-10327**

Dear Mr. Khanna:

We have reviewed your amended offering statement and have the following comment.

Financial Statements

1.   Please update your financial statements pursuant to the guidance in Part F/S of Form 1-A.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
         Gregg E. Jaclin, Esq.
         Szaferman, Lakind, Blumstein & Blader, P.C.